CUSIP 201647104                  13D


             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549
                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934
                      (Amendment No. 6)

               Commercial Federal Corporation
                      (Name of Issuer)

                Common Stock, par value $0.01
               (Title of Class of Securities)

                          201647104
                       (CUSIP Number)

                        Raymond Garea
                     Peter A. Langerman
                Franklin Mutual Advisers, LLC
                 51 John F. Kennedy Parkway
                Short Hills, New Jersey 07078
                       (973) 912-2174

 (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)


                        March 7, 2001
   (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e) 13d-1(f) or 13d-1(g) or (4), check the following box [ ].

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).











     1.                                                NAME OF
REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Franklin Mutual Advisers, LLC

2.                                                CHECK THE
APPROPRIATE BOX IF A MEMBER OF A GROUP      (A)[   ]

(B)[X]
3.        SEC USE ONLY
4.        SOURCE OF FUNDS

     See Item 3

5.                                                CHECK BOX
IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.
CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7.                                                SOLE
VOTING POWER

     4,663,852 (See Item 5)

8.                                                SHARED
VOTING POWER

     None (See Item 5)

9.                                                SOLE
DISPOSITIVE POWER

     4,663,852 (See Item 5)

10.                                               SHARED
DISPOSITIVE POWER

     None (See Item 5)

11.                                               AGGREGATE
     AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,663,852 (See Item 5)

12.                                               CHECK BOX
IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
     CERTAIN SHARES [ ]

13.                                               PERCENT OF
CLASS REPRESENTED BY AMOUNT IN ROW 11
     8.6%

14.                              TYPE OF REPORTING PERSON
IA



This Amendment No. 6 relates to the Schedule 13D originally filed on behalf of Franklin Mutual Advisers, LLC ("Franklin Mutual") with the Securities and Exchange Commission ("SEC") on August 3, 1999 (as amended September 9, 1999, September 30, 1999, October 7, 1999, October 19, 1999, and November 5, 1999, the "Schedule 13D"). Item 7 of the Schedule 13D is hereby supplemented and amended as follows:

Item 7. Materials to be Filed as Exhibits

Exhibit A Letter dated March 7, 2001 from Franklin Mutual
          Advisers to Commercial Federal Corp.





Signature.


     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

March 8, 2001


FRANKLIN MUTUAL ADVISERS, LLC

By: Franklin/Templeton Distributors, Inc.
    Its Managing Member





/s/Leslie M. Kratter
LESLIE M. KRATTER


Secretary
                                                   EXHIBIT A

                        [FRANKLIN   MUTUAL   ADVISERS    LLC
LETTERHEAD]



BY FACSIMILE TO (402) 390-5392
 (original via overnight courier)



March 7, 2001

Mr. William A. Fitzgerald
Chairman and CEO
Commercial Federal Corporation
2120 South 72nd Street
Omaha, NE  68101

          Re: Commercial Federal Corporation (the "Company")

Dear Mr. Fitzgerald:

     Over the past several days, we have discussed with you and some of the directors of the Company the possibility of Franklin Mutual Advisers, LLC ("FMA") again submitting a nominee for election to the Company's Board of Directors at the upcoming annual meeting of shareholders. Among the factors motivating FMA's consideration are its concerns regarding the Company's overall strategic direction. Based upon our recent conversations, we understand that the Company has committed to hire in the near term an appropriate outside financial advisor to assist it on strategic matters. In light of this commitment, FMA has determined not to nominate a candidate at this meeting.

     We appreciate your consideration and look forward to your efforts to enhance shareholder value.


                              Very truly yours,

                              FRANKLIN MUTUAL ADVISERS, LLC



                              Raymond Garea
                              Senior Vice President